SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD (+ 6%) MADRID S 2017 SCHEDULE

 3 NEW ROUTES TO LUXEMBOURG, NEWCASTLE & VERONA, 6.5M CUSTOMERS

Ryanair, Europe's No. 1 airline, today (15 Sept) launched its biggest ever Madrid summer 2017 schedule, with 3 new routes to Luxembourg, Newcastle and Verona, 4 new summer services to Brussels, Sofia, Toulouse and Wroclaw, and extra flights to Eindhoven and Rabat, which will deliver 6.5m customers p.a. and support 4,900* jobs at Madrid Airport, as Ryanair grows its Madrid traffic by 6% in 2017.
Ryanair's Madrid summer schedule will see more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it rolls out year 3 of its "Always Getting Better" customer experience programme, and will deliver:

●      3 new routes to: Luxembourg (4 wkly), Newcastle (2 wkly) & Verona (2 wkly)
●      4 new summer routes to: Brussels (2 daily), Sofia (4 wkly), Toulouse (2 daily) & Wroclaw (2 wkly)
●      More flights to Eindhoven (4 wkly), Milan B (18 wkly) & Rabat (3 wkly)
●      46 routes in total
●      6.5m customers p.a. (+350,000)
●      4,900* "on-site" jobs p.a.

Ryanair will continue to connect Madrid with major leisure and business centres on high frequency, low fare services including Dublin (3 daily), London (4 daily) and Rome (3 daily) with better timings and lower fares, making Ryanair the ideal choice for Madrid business and leisure customers.

In Madrid, Ryanair's Michael O'Leary said:

"We are pleased to launch our biggest ever Madrid summer schedule, which includes 3 new routes to Luxembourg, Newcastle and Verona, 4 new summer routes to Brussels, Sofia, Toulouse and Wroclaw, and extra flights to Eindhoven, Milan and Rabat, which will deliver 6.5m million customers p.a. and support 4,900* jobs at Madrid Airport.

Customers can look forward to even lower fares when they make advance bookings for summer 2017. As our recent guidance confirmed, Ryanair expects average fares to fall by between 10% to 12% in the 6 months to March 2017. There's never been a better time to book a low fare flight on Ryanair and we urge all customers who wish to book their summer 2017 holidays to do so now on the Ryanair.com website, where they can avail of the lowest fare air travel to and from Madrid.

To celebrate the launch of our Madrid summer 2017 schedule we are releasing 100,000 seats for sale across our European network from just €19.99, which are available for booking until Monday (19 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair Ltd	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 September, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary